Exhibit 3.3

State of Delaware
Certificate for Renewal
and Revival of Charter

Gate-1 Financial, Inc., a corporation organized under the-laws of Delaware, the charter of which was voided for non-payment of taxes, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

1.	The name of this corporation is Gate-1 Financial, Inc.

2.
Its registered office in the State of Delaware is located at 1308 Delaware Avenue, City of Wilmington 19806 County of New Castle County the name and address of  its registered agent is Corporate Creations Network Inc., 1308 Delaware Avenue  Wilmington, DE 19810.

3.	The date of filing of the original Certificate of Incorporation in Delaware was May 18, 1999

4.
The date when restoration, renewal, and revival of the charter of this company is  to  commence is the 28 day of  February, same being prior to the  date of the expiration of the charter. This renewal and revival of the charter of this  corporation is to be perpetual.

5.
This corporation was duly organized and carried on the business authorized by its charter until the 1 day of March A.D. 2001, at which time its charter became inoperative and void for non-payment of taxes and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters, the undersigned, the last and acting authorized officer hereunto set his/her hand to this certificate this May 2, 2002.

Gate-1 Financial, Inc.

By: / s/ J. Paul Hines
Printed Name: J. Paul Hines
Printed Title: President

Date: 5/02/02